SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              America Online, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   00002364Jl
                      (CUSIP Number of Class of Securities)

                                 Edward B. Stead
                  Vice President, General Counsel and Secretary
                              Apple Computer, Inc.
                                 1 Infinite Loop
                           Cupertino, California 95014
                                  408-996-1010
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                November 10, 1995
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

  Check the following box if a fee is being paid with this Statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on filed reporting beneficial ownership of more than five percent of a class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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  CUSIP No. 00002364Jl

  1.  Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons:

      Apple Computer, Inc. 94-2404110

  2.  Check the Appropriate Box if a Member of a Group:
                                              (a)  [ ]
                                              (b)  [ ]
  3.  SEC Use Only:

  4.  Source of Funds:

      WC

  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   [ ]
  6.  Citizenship or Place of Organization]:

      California, USA

                     7.   Sole Voting Power:    2,000,000
  Number of Shares
  Beneficially Owned 8.   Shared Voting Power:          0
  by Each Reporting
  Person with        9.   Sole Dispositive Power:2,000,000

                     10.  Shared Dispositive Power:     0

  11. Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,000,000

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                   [ ]

  13. Percent of Class Represented by Amount in Row 9.:

      5.1%

  14. Type of Reporting Person:

      CO

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      The following items are amendments to the information included in the Schedule 13D dated February 8, 1994, as amended (the "Prior Schedule 13D"), filed by Apple Computer, Inc. with respect to the Common Stock of America Online, Inc. Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

  Item 2.   Identity and Background.

      The revised list of names, business address, principal occupations and citizenship of the directors and executive officers of Apple are set forth on Schedule A hereto and are incorporated herein by reference

  Item 3.  Source and Amount of Funds or Other
           Consideration.

      The $12,500,000 paid to the Issuer in connection with the exercise of the Warrant described in Item 4 below was working capital of Apple.

  Item 4.  Purpose of Transaction.

      On November 9, 1995, Apple exercised the Warrant and acquired 2,000,000 Shares pursuant thereto for a payment of $12,500,000.

      Apple continuously re-evaluates its intentions regarding its beneficial interest in the Shares. Apple may acquire additional shares of Common Stock. Apple may retain or dispose of some or all of any shares of Common Stock which it acquires. Apple's decision on whether or not to acquire, retain or dispose of shares of Common Stock will depend on a variety of factors, including without limitation the market price of the Common Stock, other potential investment opportunities or uses for Apple's cash, and business considerations relating to Apple's goals in the on-line services industry.

      Apart from the above, Apple has no current plans for any of the actions required to be disclosed in this Item 4.



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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     APPLE COMPUTER, INC.



                                     By: /s/ Gary Wipfler
                                     Name: Gary Wipfler
                                           Assistant Treasurer


  Date:  11/9/95






























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                                   SCHEDULE A

            Executive Officers and Directors of Apple Computer, Inc.

       (each person is a citizen of the United States except as indicated)

                                   Present Principal Occupation
                                   and Address (and Citizenship
Name and Position with Apple       if not United States Citizen)

A.C. Markkula, Jr.                 Chairman of the Board
  Chairman of the Board            Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

Michael H. Spindler                President and
  President,                         Chief Executive Officer
  Chief Executive Officer          Apple Computer, Inc.
  and Director                     1 Infinite Loop
                                   Cupertino, California 95014
                                   Citizen of Germany

Dr. Gilbert F. Amelio              President and Chief
  Director                           Executive Officer
                                   National Semiconductor, Inc..
                                   1090 Kifer Road
                                   Sunnyvale, California 94086

Peter O. Crisp                     General Partner,
  Director                         Venrock Associates
                                   30 Rockefeller Plaza
                                   New York, New York 10112

Bernard Goldstein                  Managing Director
  Director                         Broadview Associates, L.P.
                                   1 Bridge Plaza
                                   Fort Lee, New Jersey 07024

B. Jurgen Hintz                    Private Investor
  Director                         4 Onslow Mews East
                                   London, SW7 3AA England

Katherine M. Hudson                President and Chief
  Director                           Executive Officer
                                   W.H. Brady Co.
                                   727 W. Glendale Ave.
                                   Milwaukee, Wisconsin 53209

Delano E. Lewis                    President and Chief
  Director                           Executive Officer
                                   National Public Radio
                                   635 Massachusetts Avenue, N.W.
                                   Washington, DC 20001

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James J. Buckley                   President, Apple Americas
  Senior Vice President            Apple Computer, Inc.
  and President, Apple USA         1 Infinite Loop
                                   Cupertino, California 95014

G. Frederick Forsyth               Senior Vice President,
  Senior Vice President,             Worldwide Operations
  Worldwide Operations             Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

David C. Nagel                     Senior Vice President
  Senior Vice President              Research & Development
  Research & Development           Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

Kevin J. Sullivan                  Senior Vice President,
  Senior Vice President,             Human Resources
  Human Resources                  Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

John Floisand                      Senior Vice President and
  Senior Vice President and          President, Apple Pacific
  President, Apple Pacific         Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014
                                   Citizen of Great Britain

Marco Landi                        Senior Vice President and
  Senior Vice President and          President, Apple Europe
  President, Apple Europe          Apple Computer Europe, Inc.
                                   15, Avenue Edouard Belin
                                   92566 Rueil-Malmaison Cedex
                                   Paris, France
                                   Citizen of Italy

Jeanne Seeley                      Vice President, Finance
  Vice President, Finance            and Corporate Controller
  and Corporate Controller         Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

Edward B. Stead                    Vice President,
  Vice President,                    General Counsel
  General Counsel                    and Secretary
  and Secretary                    Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014





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